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This document has 21 pages.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

April 30, 2002

BCI Telecom Holding Inc

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 1100, Montréal, Québec H3B 4Y8
(514) 397-2384

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ___X___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: April 30, 2002

Name: Graham E. Bagnall
Title: Vice-President and Comptroller

EXHIBIT INDEX

4

EXHIBIT 1

NEWS RELEASE

BELL CANADA INTERNATIONAL

FOR IMMEDIATE RELEASE

BCI ANNOUNCES FIRST QUARTER RESULTS

- *Telecom Américas reaches 4.5 million mobile subscribers*
- *EBITDA margin increases from 18% to 30%*
- *$440 million Rights Offering closed*
- *Telecom Américas Reorganization closed*

MONTREAL (CANADA), April 22, 2002 – Bell Canada International Inc. ("BCI") today released results for the first quarter ending March 31, 2002.

Chairman and CEO Bill Anderson stated, "During the quarter, BCI completed two major transactions announced in the fourth quarter, one to raise equity to meet short-term obligations and the second to reorganize Telecom Américas into a pure-play Brazilian mobile company. First quarter results are beginning to reflect the benefits from the Telecom Américas reorganization as we saw a strong performance on the cost side contributing to an improvement in the EBITDA(1) margin."

Mr. Anderson added, "Despite the promising operating performance, capital market conditions continue to be challenging for Latin American telecommunication companies such as BCI and Telecom Américas which have significant short term debt levels."

RESULTS REVIEW

Basis of Presentation

Following the reorganization of Telecom Américas and the adoption by the corporation of a plan of disposition for Canbras and Genesis, BCI is now treating Canbras, Genesis and Axtel as discontinued operations. BCI's continuing operations are now the Brazilian mobile operations of Telecom Américas. Prior periods have been restated to reflect this treatment.

In accordance with new accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") effective on January 1, 2002, the first quarter results of 2002 exclude goodwill amortization and reflect the change in accounting policy for foreign currency translation.

In addition, in the results review that follows, prior period results have been normalized to provide more meaningful comparison. Normalized results of prior quarters reflect, on a pro-forma basis, the same effective ownership of BCI in each of the operating companies of Telecom Américas that actually existed in the first quarter of 2002. This eliminates variances in comparing results with prior quarters that are due solely to differences in ownership. In addition, the normalized results of prior quarters exclude the amortization of goodwill. Such normalization is not prescribed by Generally Accepted Accounting Principles ("GAAP").

First Quarter 2002 versus Fourth Quarter 2001

Total subscribers served by Telecom Américas increased 4% from 4.3 million on a normalized basis at the end of the previous quarter to 4.5 million at March 31, 2002. The increase in total subscribers was achieved in the context of the reduced activity associated with the summer holiday period in Brazil and the absence of any major special promotion.

Consolidated revenues for the first quarter of 2002 were $137 million compared to normalized revenues of $133 million in the fourth quarter of 2001. This 3% revenue increase was primarily a result of the favourable translation impact of a 7% appreciation in the Brazilian *real* compared to the Canadian dollar and an increase in the interconnection rates during the quarter, partially offset by lower handset revenues.

Consolidated EBITDA increased to $41 million in the first quarter of 2002 compared to normalized EBITDA of $24 million for the previous quarter, improving the EBITDA margin by 12 percentage points to reach 30%. The higher margin was driven by higher revenues, lower handset subsidies and cost reductions associated with the streamlining of operating costs in the Brazilian mobile companies.

BCI's net loss from continuing operations applicable to common shares was $70 million for the quarter, compared to a normalized net gain of $22 million in the fourth quarter of 2001. This unfavourable variance is attributable mainly to foreign exchange losses on U.S. dollar-denominated debt recognized in the first quarter, as compared to foreign exchange gains recognized in the fourth quarter, partially offset by lower interest expense.

Taking into account both continuing and discontinued operations, BCI recorded net earnings applicable to common shares of $603 million in the first quarter of 2002 relative to normalized net earnings of $5 million in the fourth quarter of 2001. This increase is mainly attributable to a net gain recognized on the Telecom Américas reorganization transactions, principally from the disposition of Comcel, partially offset by higher losses from continuing operations.

First Quarter 2002 versus First Quarter 2001

Total subscribers at March 31, 2002 were up 25% from normalized total subscribers at March 31, 2001 of 3.6 million.

Consolidated revenues for the first quarter increased by $5 million from normalized revenues of $132 million in the first quarter of 2001. The increase in revenues is mainly attributable to subscriber growth, which was partially offset by the unfavourable translation impact of a 13% devaluation of the Brazilian *real* against the Canadian dollar compared to a year ago and a decline in average revenue per subscriber. Excluding the devaluation impact, revenues increased by $22 million or 17%.

Consolidated EBITDA in the first quarter of 2002 improved by $16 million, compared to normalized EBITDA of $24 million in the first quarter of 2001. The increase in EBITDA reflects significant reductions in general and administrative expenses and the realization of economies of scale resulting from the growth in the subscriber base, partially offset by a translation devaluation impact of $6 million.

BCI's net loss from continuing operations applicable to common shares was $70 million for the first quarter of 2002, compared to a normalized net loss of $221 million in the first quarter of 2001. The reduced loss is attributable primarily to the lower foreign exchange loss on US dollar denominated debt of the Brazilian companies resulting from a lower devaluation of the *real* against the US dollar in the first quarter of 2002 compared to the first quarter of 2001. In addition, in the first quarter of 2001, BCI reported a loss on SK Telecom Co. Ltd. shares of $56 million. These factors were partially offset by higher interest expenses incurred at the corporate levels of BCI and Telecom Américas in 2002.

Taking into account both continuing and discontinued operations, BCI recorded net earnings applicable to common shares of $603 million in the first quarter of 2002 relative to normalized net earnings of $84 million in the first quarter of 2001. Results in the first quarter of 2001 included a $502 million gain from the sale of BCI's interest in KG Telecom partially offset by operating losses from BCI's discontinued operations.

OPERATING AND FINANCING HIGHLIGHTS

- On February 8, BCI completed the reorganization of Telecom Américas into a company focused on the Brazilian mobile wireless market. As part of the reorganization, Telecom Américas secured capital contributions of US$240 million from BCI and América Móvil, an additional US$120 million in the form of a convertible shareholder loan and US$80 million in cash from América Móvil. Some of the existing debt was also refinanced to extend maturities.

- On February 12, BCI announced that a private investor had agreed to invest US$300 million in Telecom Américas. The purchase of convertible preferred shares closed on April 19. If converted, this would dilute BCI's ownership in Telecom Americas by approximately 3 percentage points

- On February 15, BCI issued new common shares under the recapitalization plan announced on December 3, 2001 pursuant to the $440 million Rights Offering; to settle the principal amount of $400 million owing under BCI's subordinated convertible debentures; and with respect to the conversion of the principal and interest of approximately $78 million owing under a convertible loan from BCE Inc. Additional shares may be issued in satisfaction of the put option held by American International Group, Inc. or any of its affiliates and the secondary warrants issued in connection with the Rights Offering.

- On March 8, BCI closed the amendment of its Credit Facility in a reduced amount of $230 million with an extended maturity of March 8, 2003, replacing a $400 million facility that was to mature on March 8, 2002.

- BCI's cash and unused availability under its credit facility should be sufficient to enable the corporation to meet its financial obligations to March 2003. The corporation's significant remaining financial obligations thereafter as well as any investment requirements will have to be settled with the proceeds from asset sales or new financings.

- At the Telecom Américas operating company level, 2002 financing requirements will have to be fulfilled through available cash balances, committed shareholder's contributions and additional borrowings. There can be no assurance that these companies will be successful in securing additional financing. In the event that such operating companies default on debt which leads to the acceleration of the repayment of that debt, this could lead to an acceleration of the amounts outstanding under BCI's credit facility.

BCI, through Telecom Américas, owns and operates 4 Brazilian B Band cellular companies serving more than 4.5 million subscribers in territories of Brazil with a population of approximately 60 million. A subsidiary of BCE Inc., Canada's largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our web site at www.bci.ca .

NOTES

(1) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization. This is a widely-used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by GAAP.

- 30 -

Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:

Marie-Lise Gauthier
Director, Finance
Tel: (514) 392-2318
marie-lise.gauthier@bci.ca

THE BCI Q1 RESULTS CONFERENCE CALL WILL BE WEBCAST LIVE
ON APRIL 23, 2002 AT 9:00 A.M. (EDT) AT WWW.BCI.CA
OR BY DIALING 1-800-273-9672 OR 1-416-695-5806

REPLAY FROM APR. 23 UNTIL MIDNIGHT OF APRIL 30, 2002
PLEASE DIAL: 1-800-408-3053, OR 1-416-695-5800
ACCESS CODE 1134742#

Supplemental Information is available on our web site or upon request.

Selected Consolidated Financial and Subscriber Information (Unaudited)

First Quarter 2002
(Cdn$ thousands)

	Three months ended	
	Mar 31, 2002	Mar 31, 2001
Statement of Earnings		
Revenues	136,699	37,260
EBITDA [1]	40,619	1,411
Net loss from continuing operations applicable to common shares [2]	(69,686)	(148,777)
Net earnings applicable to common shares	603,235	156,248
End of Period Subscribers	4,503,387	2,687,373

Selected Consolidated Normalized Financial and Subscriber Information (Unaudited)

First Quarter 2002
(Cdn$ thousands)

	Three months ended	
	Mar 31, 2002	Mar 31, 2001 [3]
Statement of Earnings		
Revenues	136,699	132,080
EBITDA [1]	40,619	24,209
Net loss from continuing operations applicable to common shares [2]	(69,686)	(221,242)
Net earnings applicable to common shares	603,235	83,783
End of Period Subscribers	4,503,387	3,612,373

(1) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by Generally Accepted Accounting Principles ("GAAP").

(2) Net earnings (loss) from continuing operations applicable to common shares means Net earnings (loss) from continuing operations less Interest on convertible debentures.

(3) Normalized to reflect, on a pro-forma basis, BCI's current effective ownership in Telecom Américas and all of its operating companies, and excludes goodwill amortization. Such normalization is not prescribed by GAAP.

12

EXHIBIT 2

13

BELL CANADA INTERNATIONAL

First Quarter 2002

Quarterly Unaudited Results: Supplementary Information

This supplement to the press release announcing Bell Canada International's quarterly results is intended to provide, on a timely basis, information of interest to the investment community.

This information is also available on BCI's website at www.bci.ca.

Conference Call Instructions

Marie-Lise Gauthier, Director, Finance will host a conference call on April 23, 2002, from 9:00 am to 10:00 am (EST) to discuss BCI's first quarter 2002 results.

To participate in the conference call, dial **1-800- 273-9672** or **1-416-695-5806** five minutes before the call is set to begin.

The conference call will be recorded and available until midnight of April 30, 2002. To hear the rebroadcast, call **1-800-408-3053** or **1-416-695-5800**. The password is **1134742#**.

Consolidated Statements of Earnings (Unaudited)

(Cdn$ thousands except per share amounts)

	Three months ended March 31, 2002	Three months ended March 31, 2001 [1] [2]
Revenues	136,699	37,260
Cost of sales	55,393	17,262
Selling, general and administration expenses	40,687	18,587
Depreciation and amortization [3]	43,488	21,227
Operating loss from continuing operations	(2,869)	(19,816)
Foreign exchange loss [1]	(2,703)	(51,935)
Interest expense	(66,389)	(20,601)
Gain (loss) on investments	1,660	(54,652)
Other	(1,426)	5,098
Loss from continuing operations before non-controlling interest	(71,727)	(141,906)
Non-controlling interest	5,274	128
Net loss from continuing operations	(66,453)	(141,778)
Discontinued operations [2]	672,921	305,025
Net earnings	606,468	163,247
Interest on convertible debentures	(3,233)	(6,999)
Net earnings applicable to common shares	603,235	156,248
Earnings per common share - basic and diluted [4]	0.25	1.98

Consolidated Statements of Deficit (Unaudited)

(Cdn$ thousands)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Deficit, beginning of period, as previously reported	(870,241)	(506,669)
Cumulative effect on prior years of change in accounting policy for foreign currency translation [1]	(112,748)	(142,729)
Deficit, beginning of period, restated	(982,989)	(649,398)
Net earnings	606,468	163,247
Interest on convertible debentures	(3,233)	(6,999)
Share issue costs	(9,000)	-
Deficit, end of period	(388,754)	(493,150)

(1) In accordance with new accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA"), effective January 1, 2002 foreign exchange gains and losses on long-term assets and liabilities that were previously deferred and amortized, are recognized immediately. Prior periods have been restated.

(2) BCI began accounting for its Brazil Broadband, Spanish Américas Mobile and Spanish Américas Broadband segments as discontinued operations as at December 31, 2001. BCI began accounting for its Asia Mobile and Latin American Competitive Local Exchange Carrier ("CLEC") segments as discontinued operations as at March 31, 2001. Prior periods have been restated.

(3) In accordance with new accounting recommendations of the CICA, goodwill is not amortized for the three months ended March 31, 2002. Prior periods have not been restated. For the three months ended March 31, 2001 goodwill amortization amounted to $10.1 million.

(4) Basic and diluted net earnings (loss) per common share is based on 2,438.2 million average common shares outstanding for the three months ended March 31, 2002 and 79.0 million for the three months ended March 31, 2001.

Consolidated Balance Sheets (Unaudited)

(Cdn$ thousands)

	As at March 31, 2002	As at December 31, 2001
Current assets		
Cash and cash equivalents [1]	570,286	378,204
Notes receivable	60,678	42,361
Accounts receivable	117,828	162,578
Inventory	32,803	65,192
Prepaid expenses and other current assets	120,814	28,522
	902,409	676,857
Fixed assets, net	1,021,796	1,185,460
Licenses, net	1,050,845	1,246,233
Deferred charges	116,631	87,863
Goodwill [2]	1,574,480	1,449,129
Other assets	83,939	109,241
	4,750,100	4,754,783
Current liabilities		
Short-term loan facilities	836,021	931,728
Notes payable	36,520	145,510
Accounts payable and accrued liabilities	358,508	381,228
Long-term debt due within one year	560,236	661,953
	1,791,285	2,120,419
Long-term debt	1,185,322	1,539,300
Other long-term liabilities	90,280	84,640
Deferred income	74,410	493,776
Future income taxes	79,733	79,733
	3,221,030	4,317,868
Non-controlling interest	49,882	98,397
Shareholders' equity		
Convertible debentures	-	436,826
Put option	181,217	174,288
Stated capital	1,764,714	846,101
Deficit	(388,754)	(982,989)
Foreign currency translation adjustment	(77,989)	(135,708)
	1,479,188	338,518
	4,750,100	4,754,783

(1) Includes $328.2 million of restricted cash as at March 31, 2002 and $233.4 million as at December 31, 2001 which amount represents BCI's share of Telecom Américas' cash used by it to collaterallize short-term bank loans of certain of its subsidiaries. Also includes as at March 31, 2002, $119.2 million of cash reserved to make a capital contribution to Telecom Américas to allow Telecom Américas to repay short-term debt guaranteed by BCI.

(2) In accordance with the new CICA accounting recommendations, the amount of goodwill on the balance sheet as at January 1, 2002 is subject to a two-step annual impairment test. In 2002, any initial impairment loss relating to existing goodwill resulting from the application of the new standard will be charged against opening retained earnings. The recommendations provide for corporations with calendar year-ends, such as BCI, to complete the first step of the two-step impairment test by June 30, 2002 and the second step by December 31, 2002. The Corporation is currently evaluating the impact of the adoption of the new recommendations and therefore has not yet assessed their effect on its financial statements. A very substantial amount of goodwill on the balance sheet as at January 1, 2002 may be found to be impaired.

Consolidated Statements of Cash Flows (Unaudited)

(Cdn$ thousands)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Operations		
Net loss from continuing operations	(66,453)	(141,778)
Items not affecting cash		
(Gain) loss on investments	(1,660)	54,652
Depreciation and amortization	43,488	21,227
Non-controlling interest	(5,274)	(128)
Unrealized losses on foreign exchange	2,844	27,242
Accreted interest on long-term debt	17,213	4,368
Amortization of discount on notes	4,821	-
Changes in working capital items	(30,528)	27,585
Cash used for continuing operations	(35,549)	(6,832)
Investing activities		
Notes receivable	(17,264)	223,330
Capital expenditures	(23,907)	(4,731)
Other long-term assets	(1,876)	29,699
Proceeds from sale of temporary investments	-	69,446
Acquisition of subsidiaries and joint venture investees (net of cash)	(2,274)	(198,658)
Cash (used for) provided by continuing investing activities	(45,321)	119,086
Financing activities		
Short-term loan facilities	(174,082)	10,845
Decrease in notes payable	(27,748)	(189,763)
Addition of long-term debt	131,658	16,037
Reduction of long-term debt	(49,398)	(110,855)
Issuance of common shares	440,242	565
Share issue costs	(9,000)	-
Interest paid on convertible debentures	(40,060)	(8,438)
Other long-term liabilities	5,938	7,533
Amounts distributed to non-controlling interests	-	(13,134)
Cash provided by (used for) continuing financing activities	277,550	(287,210)
Foreign exchange (loss) gain on cash held in foreign currencies	(2,063)	12,813
Cash (used for) provided by discontinued operations	(2,535)	636,514
Net increase in cash and cash equivalents	192,082	474,371
Cash and cash equivalents, beginning of period	378,204	123,680
Cash and cash equivalents, end of period (1)	570,286	598,051

(1) Includes $328.2 million of restricted cash as at March 31, 2002 and $233.4 million as at December 31, 2001 which amount represents BCI's share of Telecom Américas' cash used by it to collaterallize short-term bank loans of certain of its subsidiaries. Also includes as at March 31, 2002, $119.2 million of cash reserved to make a capital contribution to Telecom Américas to allow Telecom Américas to repay short-term debt guaranteed by BCI.

Consolidated Statement of Earnings (Unaudited) - Normalized [(1)]

(Cdn$ thousands)

	Three months ended		
	Mar 31, 2002	Dec 31, 2001 [(1)]	Mar 31, 2001 [(1)]
Service Revenue	119,966	106,907	116,346
Equipment Revenue	16,733	26,015	15,734
Total Revenues	**136,699**	**132,922**	**132,080**
Cost of Service	(30,866)	(26,222)	(33,521)
Cost of Equipment	(24,527)	(40,089)	(21,700)
Total Cost of Sales	(55,393)	(66,311)	(55,221)
SG&A	(40,687)	(43,032)	(52,650)
EBITDA [(2)]	**40,619**	**23,579**	**24,209**
EBITDA Margin	*29.7%*	*17.7%*	*18.3%*
Depreciation and amortization	(43,488)	(40,153)	(41,702)
Foreign exchange gain (loss)	(2,703)	115,359	(101,648)
Interest expense	(66,389)	(88,552)	(58,507)
Gain (loss) on investments	1,660	1,658	(54,656)
Other	(1,426)	14,358	16,071
(Loss) earnings before non-controlling interest	(71,727)	26,249	(216,233)
Non-controlling interest	5,274	2,553	1,990
Net earnings (loss) from continuing operations	**(66,453)**	**28,802**	**(214,243)**
Discontinued operations	672,921	(16,743)	305,025
Net earnings (loss)	**606,468**	**12,059**	**90,782**
Interest on convertible debentures	(3,233)	(7,104)	(6,999)
Net Earnings (Loss) to Common	**603,235**	**4,955**	**83,783**

(1) Normalized to reflect, on a pro-forma basis, BCI's current effective ownership in Telecom Américas and each of its operating companies, and to exclude goodwill amortization. Such normalization is not prescribed by Generally Accepted Accounting Principles ("GAAP"). For purposes of normalizing the comparative financial data presented for the three months ended December 31, 2001 and March 31, 2001, the following ownership percentages, applicable in the three months ended March 31, 2002, have been used:

	Three months ended Mar 31, 2002
BCI's interest in Telecom Américas	42%
Telecom Américas' interest in:	
ATL [(a)]	100%
Tess [(b)]	100%
Telet [(c)]	100%
Americel [(c)]	100%

(a) ATL was consolidated at 59% for the first month of the first quarter of 2002 and at 100% for the second and third month.

(b) 100% of Tess was acquired April 9, 2001, but for the purposes of this normalization, was assumed to be acquired January 1, 2001.

(c) Telecom Américas' actual ownership in Telet and Americel in the first quarter of 2002 was 78% and 77%, respectively. However, the shareholders' equity of both companies is negative and as a result, under GAAP, BCI accounts for 100% of the results of operations of each company.

(2) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by GAAP.

Net Debt and Other Statistics

(Unaudited, Cdn$ thousands)
(As at March 31, 2002)

	Short-Term Debt	Long-Term Debt	Total Debt	Cash (1)	Total Net Debt	BCI Equity Interest	BCI's Consolidated Net Debt
NET DEBT							
Continuing Operations							
Brazil Mobile	2,572,832	585,536	3,158,368	92,853	3,065,515	42%	1,277,400
TAL Corporate	406,501	1,255,973	1,662,474	920,960 (2)	741,514	42%	308,989
Total - Telecom Américas	**2,979,333**	**1,841,509**	**4,820,842**	**1,013,813**	**3,807,029**		**1,586,389**
BCI Corporate	174,067	160,000	334,067	182,925 (3)	151,142	100%	151,142
Total Continuing Operations	3,153,400	2,001,509	5,154,909	1,196,738	3,958,171		1,737,531
Discontinued Operations							
Canbras Communications (Brazil)	390	31,035	31,425	18,344	13,081	76%	13,081
Genesis Telecom (Venezuela)	6,290	11,462	17,752	762	16,990	30%	8,495
Axtel (Mexico)	49,465	799,418	848,883	24,781	824,102	28%	228,029
Total Discontinued Operations	56,145	841,915	898,060	43,887	854,173		249,605
							1,987,136

STATISTICS

	TAL Equity Interest	Total Subscribers
ATL (Brazil)	100%	1,934,720
Tess (Brazil)	100%	1,077,573
Telet (Brazil)	78%	851,213
Americel (Brazil)	77%	639,881
Total Continuing Operations		4,503,387

(1) Total cash includes cash, temporary investments and notes receivable.
(2) Includes $787.6 million of restricted cash used to collateralize short-term bank loans of certain subsidiaries.
(3) Includes $119.2 million of cash reserved to make a capital contribution to Telecom Américas to allow Telecom Américas to repay short-term debt guaranteed by BCI.

Financial and Operating Statistics

Historical Data Q1 02 - Q1 01
(Unaudited, Local Currency, Canadian GAAP at 100%)

BRAZIL MOBILE [1]	Three months ended				
	31-Mar-02 Q1 02	**31-Dec-01 Q4 01**	**30-Sep-01 Q3 01**	**30-Jun-01 Q2 01**	**31-Mar-01 Q1 01**
	(R$ Millions, unless otherwise indicated)				
Income Statement - Selected Items					
Revenue	487	496	446	437	415
EBITDA	157	105	96	83	105
Interest Expense	(141)	(242)	(190)	(186)	(167)
Depreciation & License Amortization	(155)	(154)	(146)	(146)	(132)
Net Income	(148)	157	(611)	(380)	(351)
Balance Sheet & Cash Flow - Selected Items					
Cash [2]	138	373	364	246	291
Debt [3]	4,606	4,619	4,354	4,262	4,670
Capital Expenditures	110	266	48	76	94
Gross PP&E (Property, plant & equipment)	3,007	2,908	2,641	2,591	2,501
Operating Statistics - Total					
Number of subscribers at end of period	4,503,387	4,332,298	4,039,533	3,816,485	3,611,919
Average subscribers	4,411,612	4,131,688	3,918,319	3,698,010	3,534,666
Net adds	171,089	292,760	223,049	204,566	142,260
Monthly churn (%) [4]	1.5%	2.1%	2.3%	1.7%	2.1%
Prepaid/total at end of period	85%	84%	84%	84%	84%
Average monthly minutes of use per subscriber	99	109	108	110	106
Monthly service revenue per avg. sub. [5]	30	31	31	32	33
Total service revenue	428	402	379	372	370
Penetration	7.6%	7.2%	6.7%	6.6%	6.2%
Market share of total licensed territory	33.8%	33.0%	33.0%	33.6%	33.4%
Cost of acquisition per gross addition [6]	249	213	254	242	225
Operating Statistics - Postpaid					
Number of subscribers at end of period	694,437	685,587	642,242	619,562	595,072
Average subscribers	687,488	653,820	632,834	603,819	587,246
Net adds	8,850	43,340	22,680	24,490	10,820
Monthly churn (%) [4]	1.7%	2.4%	2.9%	1.9%	2.0%
Average monthly minutes of use per subscriber	197	210	210	210	207
Monthly service revenue per avg. sub. [5]	72	72	73	76	77
Total service revenue	178	164	159	155	159
Operating Statistics - Prepaid					
Number of subscribers at end of period	3,808,950	3,646,711	3,397,291	3,196,923	3,016,847
Average subscribers	3,724,124	3,477,868	3,285,485	3,094,191	2,947,422
Net adds	162,239	249,420	198,858	180,076	131,440
Monthly churn (%) [4]	1.5%	2.1%	2.2%	1.7%	2.0%
Average monthly minutes of use per subscriber	81	90	89	90	86
Monthly service revenue per avg. sub. [5]	22	23	22	23	24
Total service revenue	249	238	220	217	212

(1) Includes ATL, Tess, Telet and Americel, but excludes debt, goodwill amortization and overhead of Telecom Américas.
(2) Cash includes cash, temporary investments and notes receivable.
(3) Debt includes short term loans, notes payable, current portion of long term debt and long term debt (net of intercompany eliminations).
(4) Monthly churn % equals the disconnected subscribers divided by the average subscribers of the quarter.
(5) Total service revenue (which includes all revenue except handset revenue) in the period divided by the average number of subscribers in the period.
(6) Cost of acquisition includes marketing & sales expenses, advertising, promotions, agent compensation, commissions, equipment subsidies, activation costs and other selling expenses.

Financial and Operating Statistics

Historical Data Q1 02 - Q1 01
(Unaudited, Canadian $, Canadian GAAP at 100%)

CANBRAS	Three months ended				
	31-Mar-02 Q1 02	31-Dec-01 Q4 01	30-Sep-01 Q3 01	30-Jun-01 Q2 01	31-Mar-01 Q1 01
	(C$ Millions, unless otherwise indicated)				
Income Statement - Selected Items					
Revenue	17	15	14	14	13
EBITDA	3	1	0	0	0
Interest Expense	(2)	0	(1)	(1)	(2)
Depreciation & License Amortization	(6)	(6)	(6)	(6)	(5)
Net Income	(4)	(6)	(4)	(7)	(4)
Balance Sheet & Cash Flow - Selected Items					
Cash [1]	18	35	43	54	75
Debt [2]	31	49	53	52	66
Capital Expenditures	3	5	10	17	20
Gross PP&E (Property, plant & equipment)	163	163	158	148	130
Paid in capital	278	278	278	278	278
Operating Statistics - Cable					
Total homes passed	849,253	826,041	787,101	723,094	643,897
Basic subscribers	176,174	171,099	161,608	149,117	137,691
Net additions	5,075	9,491	12,491	11,426	6,845
Premium subscribers	77,130	77,961	77,062	75,632	75,148
Monthly recurring revenue per avg. sub. ($)	33.04	33.18	28.80	32.14	33.74
Penetration homes passed	21%	21%	21%	21%	21%
Total activated plant (kms)	4,211	4,211	4,047	3,666	3,260
Operating Statistics - Internet (Access)					
Total % network bi-directional	78%	63%	63%	60%	54%
Internet Access subscribers	9,931	8,621	7,780	6,527	3,869
Monthly revenue per avg. sub. - Internet	34	34	29	32	36
Operating Statistics - Internet (ISP)					
Residential subscribers	7,415	6,268	5,591	5,199	2,768
Commercial subscribers	518	407	274	200	93
Monthly revenue per avg. sub. - Residential	18	17	n/a	n/a	n/a
Monthly revenue per avg. sub. - Commercial	90	107	n/a	n/a	n/a
Monthly revenue per avg. sub. - Combined	23	23	19	21	25

(1) Cash includes cash, temporary investments and notes receivable.
(2) Debt includes short term loans, notes payable, current portion of long term debt and long term debt.

21

Financial and Operating Statistics

Historical Data Q1 02 - Q1 01
(Unaudited, Local Currency, Canadian GAAP at 100%)

AXTEL	Three months ended				
	31-Mar-02 Q1 02	31-Dec-01 Q4 01	30-Sep-01 Q3 01	30-Jun-01 Q2 01	31-Mar-01 Q1 01
	(Mexican Peso Millions, unless otherwise indicated)				
Income Statement - Selected Items					
Revenue	532	550	564	455	396
EBITDA	98	21	63	(9)	(36)
Interest Expense	(87)	(115)	(91)	(75)	(61)
Depreciation & License Amortization	(171)	(226)	(144)	(97)	(87)
Net Income	(92)	(365)	(228)	(237)	(311)
Balance Sheet & Cash Flow - Selected Items					
Cash (1)	140	122	106	109	216
Debt (2)	4,802	4,677	4,794	4,007	4,164
Capital Expenditures	286	129	233	305	729
Gross PP&E (Property, plant & equipment)	5,570	5,254	5,155	4,926	4,619
Paid in capital	3,260	3,214	2,985	2,573	2,459
Operating Statistics - Total					
Number of lines at end of period	290,748	290,132	280,085	287,846	265,338
Average lines	290,959	287,639	287,988	281,693	241,357
Net adds	616	10,047	(7,761)	22,508	48,578
Monthly churn (%) (3)	2.0%	1.7%	6.6%	2.4%	0.7%
Monthly recurring revenue per avg. subs. (pesos) (4)	525	606	609	462	438
Average activation fee per gross add	656	786	720	882	764
Monthly total revenue per avg. sub. (5)	610	633	660	552	546
Total recurring revenue	458	486	494	390	317
Operating Statistics - Residential					
Number of lines at end of period	168,998	169,111	166,471	176,139	169,808
Average lines	169,332	168,994	172,569	176,008	157,798
Net adds	(113)	2,640	(9,668)	6,331	25,521
Monthly churn (%) (3)	1.5%	1.4%	6.1%	2.3%	0.6%
Monthly recurring revenue per avg. subs. (pesos) (4)	332	373	371	330	335
Average activation fee per gross add	792	668	755	883	876
Total recurring revenue	169	180	188	174	159
Operating Statistics - Business					
Number of lines at end of period	121,750	121,021	113,614	111,707	95,530
Average lines	121,627	118,645	115,419	105,685	83,559
Net adds	729	7,407	1,907	16,177	23,057
Monthly churn (%) (3)	2.7%	2.2%	7.5%	2.6%	0.8%
Monthly recurring revenue per avg. subs. (pesos) (4)	793	939	1,005	682	633
Average activation fee per gross add	560	862	693	882	637
Total recurring revenue	290	306	306	216	159

(1) Cash includes cash, temporary investments and notes receivable.
(2) Debt includes short term loans, notes payable, current portion of long term debt and long term debt.
(3) Monthly churn % equals the disconnected subscribers divided by the average subscribers of the quarter.
(4) All revenue except activation, CPE and other divided by the average number of subscribers in the period.
(5) Total revenues divided by the average number of subscribers in the period.
(6) Cost of acquisition includes marketing & sales expenses, advertising, promotions, agent compensation, commissions, equipment subsidies, activation costs and other selling expenses.